Mail Stop 3561

August 4, 2006

Via Fax & U.S. Mail

Mr. Bradley C. Richardson
Executive Vice President, Finance and Chief Financial Officer
1500 DeKoven Avenue
Racine, Wisconsin 53403

> **Re: Modine Manufacturing Company**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 14, 2006**
> **File No. 001-01373**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2006

General

1. We note that in certain sections of your MD&A, and in Notes 17 and 25 to the financial statements, the disclosures include amounts in euro rather than US

dollars. In future filings, please make sure all disclosures are made in US dollars since that is your reporting currency.

Item 6. Selected Financial Data

2. In future filings, please revise to either disclose or cross-reference to a discussion of any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Management's Discussion and Analysis
– Liquidity and Capital Resources

3. Please revise your liquidity and capital resources section in future filings to discuss the nature of and disclose the expected amount of capital expenditure commitments in fiscal 2007. See Item 303(a)(2)(i) of Regulation SK.

Consolidated Statements of Cash Flows

4. We note that you have included a line item in cash flows from financing activities titled "other – net." In future filings, please separately present each material item that affects the cash flow statements.

Note 1. Significant Accounting Policies

– Revenue Recognition

5. We note your disclosure that you recognize revenue, including agreed upon commodity price increases, as products are shipped to customers and the risks and rewards of ownership are transferred to our customers. In light of your disclosure in the Risk Factors section that certain of your customers are increasingly refusing to honor these contractual provisions and are not paying the full cost of the materials increases, please explain to us why you believe that it is appropriate to recognize revenue for the commodity price increases at the time the products are shipped. Also, please tell us the nature of any adjustments made to revenue and/or accounts receivable to account for the fact that several of the customers have not been paying the full amount of the commodity price increases.

– Tooling Costs

6. We note that you have disclosed your accounting policy for pre-production tooling costs when you own title to the tooling and for customer-owned tooling costs when the customer has guaranteed reimbursement to the company. Please tell us, and disclose in future filings, how you account for customer-owned tooling costs when the customer does not guarantee reimbursement. Also, please disclose the amount capitalized for both company owned and customer owned tooling costs in future filings. See EITF 99-5.

- Reclassifications

7. We note your disclosure that for fiscal 2005 and 2004 you have reclassified certain amounts from other income–net to operating activities. We also note from your disclosure that these reclassification entries have impacted net sales, cost of sales and selling, general and administrative expenses. For each amount and type of reclassification that has been made, please provide us with the details regarding the nature of the amount, how it was accounted for in 2005 and 2004, the reasons why the change was made in fiscal 2006, and the reasons why it was not accounted for appropriately in fiscal 2005 and 2004. Also, as part of your response, please explain why you do not believe the reclassifications made represent the correction of errors. We may have further comment upon receipt of your response.

Note 12. Acquisitions

8. We note that your acquisition of Airedale International was made at a purchase price that resulted in goodwill. Please provide us, and disclose in future filings, a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51b of SFAS No. 141.

9. We note from the purchase price allocations provided in note 12, that the Company did not recognize any separate intangible assets other than goodwill, other than the trademark acquired in the Airedale acquisition during 2006. Please tell us how the Company determined the fair values of the net assets acquired in the Company's fiscal 2005 and 2006 acquisitions. As part of your response, you should also explain why no other intangibles such as customer lists or customer relationships were recognized in connection with your acquisition transactions. We may have further comment upon receipt of your response.

Note 13. Discontinued Operations

10. We note that at the time of the spinoff of the Aftermarket Business, you recorded a charge to earnings of $53,462 for the difference between the carrying value of the business and the fair value as indicated by the value of the Proliance International Inc. shares received by Modine's shareholders. Please explain to us how you evaluated the assets related to this business for impairment prior to the completion of the spinoff. As part of your response, please indicate why you believe that the assets of the business should not have been impaired as of the end of fiscal year 2005. See paragraph 29 of SFAS No. 144.

Note 27. Quarterly Financial Data (Unaudited)

11. We note your disclosure of earnings from continuing operations for each quarterly period in fiscal 2006 and 2005. In future filings, please also include disclosure of your income from continuing operations and net income (loss) for each quarter presented.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief